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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April 2000.

                                 PROTHERICS PLC
                 (Translation of Registrant's Name Into English)

                                Beechfield House
                            Lyme Green Business Park
                         Macclesfield Cheshire SK11 0JL
                                     England
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   [X]                Form 40-F  [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes  [ ]                   No   [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- .

      Attached to the Registrant's Form 6-K for the month of April 2000 and incorporated by reference herein is the Registrant's announcement as reported to the Company Announcements Office of the London Stock Exchange on April 25, 2000.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PROTHERICS PLC

Date: April 25, 2000                By:   /s/ Andrew J. Health
                                          ------------------------------------
                                          Andrew J. Heath, M.D., Ph.D.
                                          Chief Executive Officer



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[PROTHERICS LOGO]



25 APRIL 2000

                                 PROTHERICS PLC
           ISSUE OF CONVERTIBLE DEBENTURES TO RAISE (POUND)6.5 MILLION

Protherics plc ("Protherics" or the "Company") today announces that it has entered into a conditional agreement with funds managed by Citadel Investment Group, L.L.C. and Angelo Gordon & Co. (together the "Investors") to issue convertible unsecured debentures (the "Convertible Debentures") to raise (pound)6.5 million with an option to subscribe for a further (pound)6.5 million. The proceeds from the initial issue, which are expected to be (pound)6.25 million net of expenses, will be used to fund Protherics' ongoing working capital requirements. The issue of the Convertible Debentures is subject to the approval of Protherics' shareholders and upon the closing bid price of Protherics' ordinary shares remaining above 22.5p per share until the date of issue of the Convertible Debentures.

USE OF PROCEEDS

Protherics indicated in November 1999 that the delay in the US Food and Drug Administration (FDA) approval of its rattlesnake antivenom CroTAb(R) would impact its cash flow, requiring the Company to secure additional financing towards the latter part of 2000. The issue of these Convertible Debentures addresses this situation and is expected to provide sufficient working capital to enable Protherics to continue its activities into 2001. The FDA approval of CroTAb(R) is anticipated to occur toward the end of 2000.

Results from the Phase Ib study of Protherics' vaccine for the treatment of high blood pressure are expected to be available at the end of the first half of 2000, which if successful will enable the Company to proceed to a Phase II clinical study in the second half of the year.

The DigiTAb(R) marketing application filings were accepted for review by the FDA in October, 1999. The product is designed to treat the effects of digoxin toxicity and has also been shown to be effective in the treatment of oleander poisoning. Further trial results in support of the oleander application for DigiTAb(R) were recently published in The Lancet.

The Company is investing in its proprietary computer aided molecular design
(CAMD) capability on the back of the interest received following completion of its DockCrunch project. A collaborative project with Silicon Graphics Inc.
(SGI), DockCrunch demonstrated the speed, accuracy and cost effectiveness of using virtual screening to enhance the drug discovery process.



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Protherics announced in December an agreement with Eli Lilly and Company
("Lilly") to pursue the discovery, development and commercialisation of oral anti-thrombotic drugs targeted against the Factor Xa enzyme using Protherics' proprietary CAMD software. This revenue generating research collaboration is now underway and has the potential to generate increasing milestone and royalty payments from products developed by Lilly under the collaboration.

TERMS OF THE CONVERTIBLE DEBENTURES

The Convertible Debentures confer upon the Investors the right to convert the sum borrowed by the Company pursuant to the Convertible Debentures, together with interest at the rate of 4% per annum on such sum, into ordinary shares at any time in the 3 year period following the issue of the Convertible Debentures. If not previously converted, the Convertible Debentures convert into the Company's ordinary shares after 3 years.

The number of ordinary shares to be issued on conversion will be calculated by reference to a conversion price.

During the first ninety days from the business day following shareholder approval, the Convertible Debentures are convertible at a fixed price of 45.5p, being 130% of the closing bid price on 20 April 2000. After the first ninety days, the Convertible Debentures are convertible at the lower of this fixed price, and the lowest closing bid price in the thirty days prior to the service of notice of conversion by the Investors.

In the case of significant corporate events (including a takeover, sale of a significant proportion of the Company's assets or a significant acquisition) or inter alia if the Company's ordinary shares are suspended from listing for certain periods, or if the Company is in default under the Convertible Debentures or related documents, the Investors can require the Company to redeem the Convertible Debentures. The redemption price in these circumstances will be equal to the greater of (a) 115 per cent of the amount to be converted plus accrued interest and (b) the number of ordinary shares which would have been issued at the conversion price multiplied by the last closing trade price of the ordinary shares on the business day immediately before the date on which the Investor redeeming its Convertible Debenture serves notice.

The Company has the right to limit the number of ordinary shares to be issued upon conversion of the Convertible Debentures to 55,000,000 shares. If this number is insufficient to convert all of the Convertible Debentures, the Company may elect to issue a higher number of shares or to repay the excess conversion amount with interest at 20% per annum.

The Company has also granted the Investors an option over 7,100,000 ordinary shares, exercisable from the date of the agreement until 1 June 2000 at a price of 95% of the average of the closing bid prices for the 20 consecutive business days ending on and including 30 May 2000.

Under the terms of the Convertible Debentures, the Investors retain an option to increase their lending to the Company by subscribing for a further (pound)6.5 million of Convertible Debentures, to (pound)13 million in total. Any additional subscription by the Investors would confer similar conversion rights.


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Under the terms of the Convertible Debentures the Company is required to prepare listing particulars and an announcement as to the timing of the listing particulars will be made in due course.

SHAREHOLDER APPROVAL

The issue of the Convertible Debentures is subject to shareholder approval of a resolution (the "Resolution") at an extraordinary general meeting (the "EGM") proposed to be held by 26 May 2000. The Resolution will, if passed, authorise the Directors for the purpose of section 80 of the Companies Act 1985 (the "Act") to allot the Convertible Debentures, and upon conversion of the Convertible Debentures to issue ordinary shares, without having to comply with the statutory pre-emption provisions contained in section 89(1) of the Act. The Board anticipate posting a notice convening the EGM by 3 May 2000.

COMMENTING ON THIS ANNOUNCEMENT STUART WALLIS, CHAIRMAN OF PROTHERICS, SAID:

     "With this additional funding now secured, we can continue to pursue our strategy of growth - both organically and by further business combinations
     - while we proceed toward the point at which our most advanced product, CroTAb(R), gains FDA approval and begins to generate revenues."

FOR FURTHER INFORMATION:

Andrew Heath
Chief Executive, Protherics plc                     +1 (615) 963 4511

Barry Riley
Finance Director, Protherics plc                    +44 (0) 1625 500555

Laura Frost
The Maitland Consultancy                            +44 (0) 20 7379 5151


PROTHERICS PLC

Protherics plc was formed on 15 September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics, an international biopharmaceutical company, has two platform technologies, the development and production of immunotherapeutics and computer aided molecular design.

The Company's ordinary shares are listed on the London Stock Exchange.

An electronic version of this will be available later today at http://www.Protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called `forward looking statements'. These statements can be identified by introductory words such as `expects', `plans', `will', `estimates', `forecasts', `projects', words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company's growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company's forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company's filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such.